EXHIBIT 99.1

Aeterna Zentaris Reports Second Quarter 2018 Financial and Operating Results

Macrilen™ (macimorelin) Successfully Launched in the U.S. in July

CHARLESTON, S.C., Aug. 09, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS), a biopharmaceutical company engaged in developing and commercializing pharmaceutical products, today reported financial and operating results for the second quarter ended June 30, 2018.

All Amounts are in U.S. Dollars

Recent Key Developments

  The Company’s U.S. and Canadian out-licensing partner, Strongbridge Biopharma plc (NASDAQ: SBBP) officially launched our product Macrilen™ (macimorelin) in the United States effective July 23, 2018. Macrilen™ is the first and only FDA-approved oral ghrelin receptor agonist to be administered in the diagnosis of patients with adult growth hormone deficiency (AGHD) in the United States.
  The Company successfully submitted its required response to the European Medicines Agency (EMA) for the use of macimorelin for the evaluation of AGHD in July 2018.
  The Company continues to respond to out-licensing and other commercial partners for other markets globally.
  The Company’s financial condition remains strong with $19.9 million of cash and cash equivalents and no debt.

Commenting on recent key developments, Michael V. Ward, President and Chief Executive Officer for Aeterna Zentaris, stated, "We are very pleased with the continued progress being made by the Company in achieving our growth strategy of maximizing the global value of macimorelin. We are also very pleased with the launch of Macrilen™ in the United States."

Second Quarter Financial Highlights

  Cash $19.9 million

  Revenues $0.2 million

  Research and Development (“R&D") Costs $1.0 million

  General and Administrative (“G&A") Expenses $2.0 million

  Net loss $2.6 million

The Company will host a conference call to discuss these results on Friday, August 10, 2018, at 8:30 a.m., Eastern Time. Participants may access the conference call by telephone using the following dial-in numbers:

  Toll-Free: 877-407-8029, Confirmation #13681858
  Toll: 201-689-8029, Confirmation #13681858

A replay of the conference call will also be available on the Company’s website for a period of 30 days. For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter 2018, as well as the Company’s audited consolidated financial statements as at June 30, 2018, 2017, 2016 and 2015, can be found at www.zentaris.com in the "Investors" section.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an oral ghrelin receptor agonist, to be administered in the diagnosis of patients with adult growth hormone deficiency.  Aeterna Zentaris has licensed Macrilen™ (macimorelin) to Strongbridge Biopharma plc in the United States and Canada. For more information, visit www.zentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events.  Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results.  Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize  or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two of our former officers, litigation brought by Cogas Consulting, LLC, or other litigation, on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
James Clavijo
Chief Financial Officer
IR@aezsinc.com
843-900-3201

Condensed Interim Consolidated Statements of Comprehensive Income (Loss) Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except share and per share data)	2018	2017	2018	2017
	$	$	$	$
Revenues
Sales commission and other	79	131	169	284
Licensing revenue	89	112	24,657	220
Total revenues	168	243	24,826	504

Cost of goods sold	197	—	197	—

Research and development costs	974	3,599	1,807	6,054
General and administrative expenses	2,004	1,874	4,790	3,755
Selling expenses	497	1,449	2,138	2,991
Total operating expenses	3,475	6,922	8,735	12,800
(Loss) income from operations	(3,504)	(6,679)	15,894	(12,296)

Gain due to changes in foreign currency exchange rates	677	196	725	261
Change in fair value of warrant liability	(134)	3,914	1,694	5,317
Other finance income	126	19	144	37
Net finance income	669	4,129	2,563	5,615
(Loss) income before income taxes	(2,835)	(2,550)	18,457	(6,681)
Income taxes	233	—	(6,635)	—
Net (loss) income	(2,602)	(2,550)	11,822	(6,681)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(28)	(659)	(250)	(792)
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	205	194	205	635
Comprehensive (loss) income	(2,425)	(3,015)	11,777	(6,838)
Net (loss) income per share (basic)	(0.16)	(0.18)	0.72	(0.49)
Net (loss) income per share (diluted)	(0.16)	(0.18)	0.70	(0.49)
Weighted average number of shares outstanding:
Basic	16,440,760	14,086,508	16,440,760	13,776,045
Diluted	16,440,760	14,086,508	16,489,364	13,776,045

Condensed Interim Consolidated Statement of Financial Position Information

(in thousands, except share and per share data)	As at June 30,	As at December 31,
	2018	2017
	$	$
Cash and cash equivalents	19,946	7,780
Trade and other receivables and other current assets	1,367	958
Inventory	1,397	643
Restricted cash equivalents	373	381
Property, plant and equipment	75	101
Deferred tax assets	—	3,479
Other non-current assets	8,476	8,853
Total assets	31,634	22,195
Payables and other current liabilities	2,146	2,987
Current portion of deferred revenues	—	486
Warrant liability	2,203	3,897
Provision for restructuring costs	566	2,296
Taxes payable	2,904	—
Non-financial non-current liabilities	14,305	15,312
Total liabilities	22,124	24,978
Shareholders' equity (deficiency)	9,510	(2,783)
Total liabilities and shareholders' equity (deficiency)	31,634	22,195